UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Zhone Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

98950P108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Morteza Ejabat

Chief Executive Officer

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

(510) 777-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig Garner, Esq.

Ann Buckingham, Esq.

Latham & Watkins LLP

12636 High Buff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,013,518.05	$39.83

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. The new options have a value of $1,013,518.05 calculated using the Black-Scholes method based on a price per share of common stock of $0.125, the average of the high and low prices of the Issuer’s common stock as reported on The Nasdaq Global Market on October 13, 2008.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39.83
Form or Registration No.: Schedule TO-I
Filing Party: Zhone Technologies, Inc.
Date Filed: October 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Zhone Technologies, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on October 17, 2008, as amended by Amendment No. 1 to the Schedule TO filed on November 3, 2008 (as amended, the “Schedule TO”), in connection with the offer by the Company to eligible employees, officers and directors to exchange each outstanding option to purchase shares of the Company’s common stock previously granted under the Company’s equity incentive compensation plans that has an exercise price per share equal to or greater than $0.35 on a one-for-one basis for the grant of a new option to purchase shares of the Company’s common stock issued under the Zhone Technologies, Inc. Amended and Restated 2001 Stock Incentive Plan. This Amendment is filed for the purpose of reporting the results of the exchange offer.

Item 4.     Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following sentences:

The exchange offer expired at 5:00 p.m., Pacific Time, on November 17, 2008. A total of 341 eligible optionholders participated in the exchange offer. Pursuant to the exchange offer, the Company accepted for exchange Eligible Options to purchase an aggregate of 14,512,048 shares of the Company’s common stock, representing 98.70% of the total shares of the Company’s common stock underlying the Eligible Options. In accordance with the terms and conditions of the exchange offer, on November 17, 2008, the Company granted New Options to purchase an aggregate of 14,512,048 shares of the Company’s common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of each New Option was $0.10, which was the last reported sale price per share of the Company’s common stock, as reported on The Nasdaq Global Market on November 17, 2008, the expiration date of the exchange offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZHONE TECHNOLOGIES, INC.

By:	/s/ Kirk Misaka
Name:	Kirk Misaka
Title:	Chief Financial Officer, Treasurer and Secretary

Date: November 18, 2008